SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549


                                  FORM 8-A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                                 USEC Inc.
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           (Exact name of registrant as specified in its charter)


      Delaware                                         52-2107911
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(State of Incorporation or Organization)     (IRS Employer Identification No.)


2 Democracy Center
6903 Rockledge Dr.
Bethesda, Maryland                                                  20817
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(Address of principal executive offices)                           (Zip Code)


If this form relates to the registration       If this form relates to the
of a class of securities pursuant to           registration of a class of
Section 12(b) of the Exchange Act and          securities pursuant to Section
is effective pursuant to General               12(g) of the Exchange Act and
Instruction A.(c), please check the            is effective pursuant to
following box. |X|                             General Instruction A.(d),
                                               please check the following
                                               box. |_|


Securities Act registration statement file number to which this form
relates:    NA
         ----------
         (If applicable)


Securities to be registered pursuant to Section 12(b) of the Act:

                                                    Name of each exchange
         Title of each class                        on which each class is
         to be so registered                        to be registered
         -------------------                        -----------------------

         Preferred Stock Purchase                   New York Stock Exchange
         Rights (Pursuant to Rights
         Agreement dated as of
         April 24, 2001)


Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
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                              (Title of Class)


Item 1. Description of Securities To Be Registered.

               On April 24, 2001, the Board of Directors of USEC Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of Company Common Stock to stockholders of record at the close of business on May 9, 2001 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a "Unit") of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock") at a Purchase Price of $30.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Fleet National Bank, as Rights Agent.

               Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of fifteen percent (15%) or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), other than as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other stockholders or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

               The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on May 9, 2011, unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

               As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

               In the event that a Person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair and not inadequate to and to otherwise be in the best interests of the Company and its stockholders, after receiving advice from one or more investment banking firms (a "Qualified Offer"), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

                  For example, at an exercise price of $30 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $60 worth of Common Stock (or other consideration, as noted above) for $30. Assuming that the Common Stock had a per share value of $10.00 at such time, the holder of each valid Right would be entitled to purchase 6 shares of Common Stock for $30.

               In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation (other than with an entity which acquired the shares pursuant to a Qualified Offer), (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or
(iii) fifty percent (50%) or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

               At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

               At any time until ten business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

               Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

               Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable.

               The Rights will not prevent a takeover of the Company. The Rights may, however, cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed by the Company's board of directors. In general, the Rights should not interfere with any business combination that is approved by the Board of Directors because the rights may be redeemed before the consummation of the transaction.

               The Rights Agreement, dated as of April 24, 2001, between USEC Inc. and Fleet National Bank, as Rights Agent, (including the Form of Certificate of Designation, Preferences and Rights as Exhibit A, the Form of Rights Certificates as Exhibit B and the Summary of Rights as Exhibit C) specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Item 2.           Exhibits.

         1 Rights Agreement, dated as of April 24, 2001, between USEC Inc. and Fleet National Bank, as Rights Agent, including the Form of Certificate of Designation, Preferences and Rights as Exhibit A, the Form of Rights Certificates as Exhibit B and the Summary of Rights as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).


                                 SIGNATURE

               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 24, 2001                     USEC Inc.


                                          By:  /s/  Henry Z Shelton, Jr.
                                              -------------------------------
                                             Name:  Henry Z Shelton, Jr.
                                             Title: Senior Vice President and
                                                    Chief Financial Officer



                               EXHIBIT INDEX



    Exhibit      Description                                              Page
    -------      ----------                                               ----

       1 Rights Agreement, dated as of April 24, 2001 between USEC Inc. and Fleet National Bank, as Rights Agent, including the form of Certificate of Designation, Preferences and Rights as Exhibit A, the Form of Rights Certificates as Exhibit B and the Summary of Rights as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).